UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

IMAGINE MEDIA, LTD

(Name of Issuer)

              COMMON STOCK

 (Title of Class of Securities)

                   45249C 109

 (CUSIP Number)

Gregory A. Bloom, President
1155 Sherman Street # 307
Denver, CO  80203
        (303) 813-1098

(Name, Address, and Telephone Number of Person Authorized to

Receive Notices and Communications)

                   July 31, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   *

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45249C 109

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     John Overturf, Jr., individually; Hangar Development Company, EIN:  81-0596729; Prospector Capital, Inc., EIN: 84-1586217

(2) Check the Appropriate Box if a Member (a) [ x  ] of a Group* (b) [   ]

(3) SEC Use Only

(4) Source of Funds*      IN and CO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     U.S.A.

Number of Shares	(7) Sole Voting Power 206,825
Beneficially Owned	(8) Shared Voting Power -0-
by Each Reporting	(9) Sole Dispositive Power 206,825
Person With	(10)Shared Dispositive Power -0-

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

       206,825 shares

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)      20.22%

(14) Type of Reporting Person*              IN and CO

          *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

           The class of securities to which this statement relates is common stock, par value $.00001 per share (the "Common Stock") of Imagine Media, Ltd., a Delaware corporation (the “Company”).  The address and principal executive offices of the Company is 1145 Sherman Street # 307, Denver, CO  80203.

ITEM 2.  IDENTITY AND BACKGROUND

             (a)-(c)     John Overturf, Jr., whose business address is 7750 N. Union Blvd. # 201, Colorado Springs, CO  80920 is President of Hangar Development, Inc., a

Colorado corporation and is also President of Prospector Capital, Inc., a Colorado corporation

             (d)-(f)     The natural person referred to above is a United States Citizen.  During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

John Overturf, Jr., individually as well as Prospector Capital, Inc. and Hangar Development were and are shareholders in Imagine Holding Corporation, a Nevada corporation (“Imagine Holding).  Imagine Holdings organized Imagine Media, Ltd., as a wholly-owned subsidiary and distributed all of its outstanding common shares of common stock of Imagine Media in a spin-off distribution to the shareholders of Imagine Holding, pro rata, as of August 23, 2007, the Record Date, in the nature of a stock dividend distribution.

On July 14, 2008, the Registration Statement on Form S-1 of Imagine Media covering the spin-off distribution was declared effective by the SEC.  Thereafter, on or about July 31, 2008, the reporting persons received, as a dividend, the following shares of Imagine Media, Ltd., as a result of the spin-off:

John Overturf, Jr.

  37,500

Hangar Development Group

128,000

Prospector Capital, Inc.

  82,650

In October, 2008, Prospector Capital, Inc. transferred 35,000 shares to John Overturf, Jr. and also transferred 35,000 shares to an unrelated party resulting in Prospector Capital, Inc. owning 12,650 shares of common stock of Imagine Media, Ltd.

ITEM 4.  PURPOSE OF TRANSACTION

Imagine Holding formed and organized Imagine Media on August 10, 2007 as part of its strategic plan to restructure its operations.  Specifically, Imagine Holding formed Imagine Media to be the new holding company for Imagine Holding’s historical operations, which includes Imagine Operations, Inc.  Imagine Operations, Inc. publishes and distributes Image Magazine, a monthly guide and entertainment source for the Denver, Colorado region.

Effective August 23, 2007, Imagine Holding transferred all of its assets and liabilities (collectively the "Assets" and "Liabilities") to Imagine Media in exchange for  992,650 shares of common stock of Imagine Media.  Imagine Holdings declared a dividend distribution to its shareholders of record on August 23, 2007 of all of its shares of Imagine Media.  That dividend was paid on or about July 31, 2008.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)      Mr. Overturf would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 206,825 shares of common stock.   These shares consist of 72,500 shares held by John Overturf, Jr., individually; 128,000 shares held by Hangar Development Group of which John Overturf, Jr. has 100% control; and, 12,650 shares held by Prospector Capital, Inc. of which John Overturf, Jr. controls 50% (6,325 shares) and disclaims ownership of the remainder 50%.  The securities represent 20.22% of the issued and outstanding shares of common stock of the Company.  The foregoing is based upon 1,022,650 shares of common stock issued and outstanding as of the date of this report.

         (b)     Mr. Overturf has the sole dispositive power with respect to all of the shares of common stock identified in Item 5(a) above.

         (c)     Neither Mr. Overturf. Prospector Capital, Inc., nor Hangar Development, Inc., has purchased or sold any shares of common stock during the past 60 days.

(d)

Not applicable

(e)

Not applicable

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

       1.  Filing Agreement

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 27, 2008 (Date)
/s/ John R. Overturf Jr. (Signature)
John R. Overturf, Jr. (Name/Title)

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